JHD Technologies Limited

c/o JHD Holdings Limited
Unit 06, 12/F
No. 555 Haiyang West Road
Pudong, Shanghai
PRC

May 3, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Katherine Bagley

RE:	JHD Technologies Limited
Request for Withdrawal of Registration Statement on Form S-4
File No. 333-257485

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), JHD Technologies Limited, a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-4 together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on June 28, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company advises the Commission that no securities have been issued or sold under the Registration Statement. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Mark Mandel of Baker & McKenzie LLP at (212) 626-4527 if you have any questions.

Very truly yours,

JHD Technologies Limited

By:	/s/ Nicholas Wang
Name:	Nicholas Wang
Title:	Chief Executive Officer